Filed pursuant to Rule 253(g)(2)

File No. 024-12073

SUPPLEMENT NO. 1

DATED AUGUST 21, 2025

TO THE POST-QUALIFICATION OFFERING CIRCULAR AMENDMENT NO. 6

DATED JULY 22, 2025

MCI INCOME FUND VII, LLC
2101 Cedar Springs Road, Suite 700
Dallas, Texas 75201
(888) 418-3730

7.00-11.00% Senior Secured Bonds (Class A Bonds)
8.00-12.00% Senior Secured Bonds (Class B Bonds)

$44,000,000 of Class A Bonds (44,000 Class A Bonds)

$11,000,000 of Class B Bonds (11,000 Class B Bonds)

($55,000,000 Aggregate Maximum Offering Amount (55,000 Bonds))

$10,000 Minimum Purchase Amount (10 Bonds)

This Supplement No. 1 (the “Supplement”) supplements the Post-Qualification Offering Circular Amendment No. 6 of MCI Income Fund VII, LLC, a Delaware limited liability company (the “Company”), dated July 22, 2025, which forms a part of the offering statement on Form 1-A initially qualified by the U.S. Securities and Exchange Commission on July 18, 2024, and most recently requalified on July 23, 2025, as may be further amended and supplemented (the “Offering Circular”). Capitalized terms used but not otherwise defined in this Supplement have the meanings ascribed to such terms in the Offering Circular.

Exhibit Correction – Series A-2 Form of Class A Bond and Series B-2 Form of Class B Bond

The sole purpose of this Supplement is to replace the Form of Class A Bond and the Form of Class B Bond, attached as Exhibit (3)(b) and Exhibit (3)(c), respectively, to the Offering Circular to include the correct forms for the Series 2 Bonds. All information related to the Bonds in the Offering Circular is accurate and remains unchanged.

All sections of the Offering Circular (including the disclosures incorporated by reference therein) should be read in conjunction with this Supplement. All sections of the Offering Circular that are not supplemented herein, remain the same in their entirety.

INVESTING IN OUR SECURITIES INVOLVES A HIGH DEGREE OF RISK. YOU SHOULD CAREFULLY READ AND CONSIDER THE “RISK FACTORS” BEGINNING ON PAGE 10 OF THE OFFERING CIRCULAR.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if the Offering Circular or this Supplement is truthful or complete. Any representation to the contrary is a criminal offense.

PART III - EXHIBITS

EXHIBIT INDEX

Exhibit
Number	Exhibit Description

(1)(a)	Managing Broker-Dealer Agreement by and between Primus Financial Services, LLC and MCI Income Fund VII, LLC *

(2)(a)	Certificate of Formation of MCI Income Fund VII, LLC *

(2)(b)	Limited Liability Company Agreement of MCI Income Fund VII, LLC *

(3)(a)	Indenture *

(3)(b)	Form of Class A Bond, as amended

(3)(c)	Form of Class B Bond, as amended

(3)(d)	Pledge and Security Agreement *

(3)(e)	Form of Promissory Note *

(3)(f)	First Amendment to Indenture *

(4)	Subscription Agreement *

(11)(a)	Consent of Lane Gorman Trubitt, LLC, MCI Development 1, LLC - dated July 21, 2025 *

(11)(b)	Consent of Lane Gorman Trubitt, LLC, MCI Income Fund VII, LLC - dated July 21, 2025 *

(12)	Opinion of Maynard Nexsen PC regarding legality of the Bonds *

(99)	MCI Income VII, LLC Loan Policies and Procedures *

__________________________

*	Previously filed.

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